UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Jones, Jr., Richard D.
   3710 Rawlins
   Suite 1600
   Dallas, TX  75219
   USA
2. Issuer Name and Ticker or Trading Symbol
   Centex Construction Products, Inc.
   CXP
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   03/31/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President and Chief Operating Officer
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock, par value $0.01|____(1|J(1)|234(2)            |A  |____(1)    |1845(2)            |I     |CCP Profit Sharing & Retire|
 per share                   |)     |    |                  |   |           |                   |      |ment Plan                  |
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Common Stock, par value $0.01|7/19/9|M(3)|7,200             |A  |$14.00     |16,800             |D     |                           |
 per share                   |6     |    |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Option Right to Buy(4)  |$14.00  |7/19/|M(3)|7,200      |A  |____(|4/11/|Common Stock|7,200  |       |14,800      |D  |            |
                        |        |96   |    |           |   |5)   |2000 |            |       |       |            |   |            |
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
Explanation of Responses:
(1) These shares were acquired during the fiscal year ended March 31, 1997 under the Centex Construction
Products, Inc. Profit Sharing and Retirement Plan at prices ranging from $12.50 per share to $20.00 per share in transactions that were exempt from Section 16(b) but required to be reported by virtue of old Rule 16a-8(b). The information is as of March 31, 1997, and is based on a plan statement dated as of such date.
(2) Share numbers are rounded to the nearest whole share.
(3) This exercise was made pursuant to and in reliance upon the exemption contained in Rule 16b-3.
(4) The Plan pursuant to which the reported options were granted empowers the Stock Option Committee, in its discretion, to allow tax withholding at the time of exercise.
(5) Options vest 3,600 shares on July 19, 1995; 4,000 shares on January 2, 1996; and 7,200 shares on July 19,
1996.
SIGNATURE OF REPORTING PERSON
\s\ Richard D. Jones, Jr.
DATE
May 12, 1997